EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1               Name and Address of Company

Avalon Rare Metals Inc.
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2               Date of Material Change

August 3, 2011

Item 3               News Release

A news release was disseminated on August 3, 2011 through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4               Summary of Material Change

Avalon Rare Metals Inc. announced the closing of its previously announced public offering of 7,692,900 common shares, which includes 592,900 common shares issued pursuant to the partial exercise of the underwriters’ option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments. The common shares were offered at a price to the public of US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada and Cdn$5.81 per share with respect to shares initially offered in Canada.

Item 5               Full Description of Material Change

Avalon Rare Metals Inc. (“Avalon” or the “Company”) announced today the closing of its previously announced public offering of 7,692,900 common shares, which includes 592,900 common shares issued pursuant to the partial exercise of the underwriters’ option to purchase up to 1,065,000 additional common shares at the applicable offering price to cover over-allotments. The common shares were offered at a price to the public of US$6.15 per share with respect to shares initially offered in the United States or in other countries outside of Canada and Cdn$5.81 per share with respect to shares initially offered in Canada.

The gross proceeds of the offering, before expenses, were US$47,311,335 (Cdn$44,695,749). The Company intends to use the proceeds of the offering for the completion of a bankable feasibility study on the Thor Lake Rare Metals Project, working capital and general corporate purposes.

The common shares issued pursuant to the offering have been conditionally approved for listing by the Toronto Stock Exchange.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 6               Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7               Omitted Information

Not applicable.

Item 8               Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9               Date of Report

August 3, 2011

AVALON RARE METALS INC.

Per:	“Charlotte May” (signed) Charlotte May, Corporate Secretary

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the anticipated use of proceeds of the offering. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including the risk that the feasibility study may not be completed in a timely manner or may result in a determination that the Thor Lake Rare Metals Project cannot be profitably developed.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to differ materially from those anticipated, estimated or intended.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.